FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of April, 2008

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F       T       Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes _____     No      T

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

China Netcom Group Corporation (Hong Kong) Limited
 Building C, No. 156, Fuxingmennei Avenue
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of:

1	a press release on the announced 2007 final results of China Netcom Group Corporation Hong Kong) Limited (the “Registrant”), made by the Registrant in English on March 25, 2008; and

2	a notice of annual general meeting of the Registrant, to be made by the Registrant in English on April 7, 2008.

Document 1

For Immediate Release

China Netcom Announces 2007 Annual Results
Innovative businesses mitigated impact of mobile-substitution
Olympic Games sped up strategic transformation into broadband communications and multimedia services provider

Financial results and business highlights(1):

• Consolidated net profit was RMB10,578 million(2)
• Free cash flow increased by 57.2% to RMB11,775 million(3)
• Innovative businesses surged 38.9% to RMB28,656 million, accounting for 34.7% of total revenue, up 9.5 percentage points
• Broadband subscribers grew by 37.0% to 19.768 million.
• Board of Directors recommends a final dividend of HK$0.592 per share, up 7.1%

(1)	All figures in this document exclude discontinued operations and upfront connection fees unless otherwise stated.
(2)	The figure includes net profit of RMB624 million from discontinued operations, but excludes upfront connection fees of RMB1,517 million
(3)	Free cash flow means cash flow from operating activities of continuing operations net of capital expenditure.

Hong Kong, March 25, 2008 – China Netcom Group Corporation (Hong Kong) Limited (“China Netcom” or the “Company”) (HKSE: 0906; NYSE: CN), a leading broadband and fixed-line communications operator in China, announces its annual results(4) for 2007 today. China Netcom capitalized on the rapid growth of China’s Internet market to speed up its strategic transformation into a broadband communications and multimedia services provider. It continued to develop a number of innovative services such as broadband, ICT (information and communication technology), value-added services and advertising and media businesses to boost revenue. The Company also seized the opportunities presented by the Beijing 2008 Olympic Games to step up its efforts to market innovative services with an aim of making a breakthrough amid mobile-substitution. The move paid off as it offset the decline in the traditional fixed-line telecom business, and paved the way for sustainable and fast development in the future.

For the year ended December 31, 2007 (“the Period under Review” or “the Period”), the company generated RMB84,005 million in revenues from continuing operations, including amortization of upfront connection fees of RMB1,517 million. Excluding amortization of upfront connection fees, revenue from continuing operations rose 0.9% to RMB82,488 million. Consolidated net profit (which included net profit of RMB624 million from

China Netcom Announces 2007 Annual Results

discontinued operations, but excluded upfront connection fees of RMB1,517 million) was RMB10,578 million, and basic earnings per share were RMB1.59. The Board of Directors recommends a final dividend of HK$0.592 per share, up 7.1% from that of the previous year.

The effective management of capital expenditure and cash flow also helped to enhance profitability. During the Period under Review, capital expenditure was RMB20,684 million, a decline of 15.8% and a reduction of RMB316 million compared to the guidance provided by Management at the beginning of the year 2007. Free cash flow increased by 57.2% to RMB11,775 million.

Mr. Zhang Chunjiang, Chairman of China Netcom, said, “Over the past three years, the Company has focused its efforts on strategic transformation and operational reform. In 2007, we made significant progress in the Company’s transformation into a broadband communications and multimedia services provider, breaking new ground with innovative businesses. In 2007, revenue generated from innovative businesses maintained its growth momentum, growing by 38.9%, and accounted for 34.7% of total revenue, up 9.5 percentage points from the previous year. This has paved the way for China Netcom’s sustainable and fast growth in the future. We believe that the Company can sustain growth and create value for shareholders as long as it follows this long-term vision.”

Increased proportion of Innovative Businesses in total revenue
In 2007, revenue from innovative businesses surged 38.9% to RMB28,656 million.

During the year, the Company launched a “Super Broadband Plan” to take advantage of growth opportunities presented by the rapid expansion of Internet usage in China. Within its service regions, the Company increased broadband access speed, implemented new operational and business models, and promoted its Olympic ties and strategy. By the end of 2007, the total number of broadband subscribers of the Company increased 5.339 million to 19.768 million, representing a growth of 37.0% and a market share of 88.9% in the Company’s service areas.

Along with the expansion of the broadband subscriber base, the Company focused on integrating broadband content and applications. It launched “CNC MAX” Client to deliver enriched content and applications directly to the desktops of its subscribers. The Company also diversified broadband access sources, extending its range from PCs to TV sets.

These moves boosted average revenue per user (ARPU). Broadband service generated total revenue of RMB13,835 million in 2007, and ARPU grew by 3.9% to RMB67.4. In particular,

China Netcom Announces 2007 Annual Results

revenue from broadband content and applications reached RMB1,749 million, up107.7% from the previous year, and contributed RMB8.5 to average revenue per broadband subscriber.

With its expanding of “CNC MAX” Client user base and content and applications enrichment, the Company began to build competitive advantage its advertising and media businesses. In 2007, the Company built a competitive advantage in advertising and media through “Phone Navigation”, “CNC MAX” Client and “CNC Yellow Pages”. By the end of the year, advertising and media businesses generated revenue of RMB380 million.

To capitalize on the increasing penetration of IT across all sectors of society, the Company has set a long-term goal of becoming one of China’s leading ICT service providers, as well as a network information specialist for government and corporate customers. Leveraging its brand and resources, the Company made great efforts to develop ICT services and puts emphasis in enhancing its capability of providing integrated solutions for key customers and markets as well as to move up the value chain during the Period under Review. In 2007, the Company developed its competitive advantages in integrated solutions for government, Olympics, health, education, finance and other industries. As a result, the Company obtained contracts from important customers such as the State Council Informatization Office, the National People’s Congress, the Ministry of Commerce, China International E-commerce Center and the Chinese Academy of Medical Sciences. In 2007, revenue from the ICT business increased by 366.7% to RMB3,990 million.

In 2007, the Company focused on expanding the scope of its value-added services and increasing the penetration rate of these services for its fixed line subscribers. By the end of 2007, revenue from value-added services had increased by 14.5% to RMB6,114 million, accounting for 7.4% of total revenue, an increase of 0.9 percentage point from 2006. The number of Personalized Ring subscribers grew by 78.6% to 28.137 million. Of these, 19.970 million used fixed-line Personalized Ring, representing a growth of 124.1% and a penetration rate of 23.6%. The penetration rate of Caller Identification Service was 72.2%, up by 3.4 percentage points.

Promoting bundled services in traditional fixed-line business
In 2007, the Company continued to promote bundled services and integrated services in the traditional fixed-line services under the brand names “Family 1+” and, “Same Number”, driving the growth of innovative services by bundling various services in one package. By the end of 2007, the number of “Family 1+” subscribers grew by 650.8% to 8.378 million. Subscribers to “Same Number” increased by 75.7% to 1.663 million. Fast growth in the

China Netcom Announces 2007 Annual Results

“Family 1+” service accelerated the development of broadband access, broadband content and applications as well as value-added services. In 2007, more than 80% of the net growth in broadband subscribers also subscribed to “Family 1+”.

Due to accelerating mobile substitution, the number of local telephone subscribers declined to 110.820 million at the end of 2007, down by 3.152 million, including a 4.1% decrease in PHS subscribers to 26.189 million. ARPU and traffic for local telephone services continued to fall.

We believe that with the growing penetration of the “Family 1+” service plan, steady improvement in pricing and shift of the service plan positioning to home multimedia information service, the value of fixed-line telephone services customer will be maximized.

Capitalizing on the Olympics
As a partner of the 2008 Olympics, the Company intensified marketing in 2007 stick to its “Broadband Olympics” strategy, which is expected to drive substantial growth in both broadband and ICT services. The “Broadband Olympics” strategy is expected to enhance the Company’s brand image, services, management, and overall competitiveness.

Prospect
Looking forward, Chairman Zhang Chunjiang said, “The telecommunications industry is undergoing rapid and profound change. It is hard for the traditional operational model to keep up with the rapid changes in demand and the fast development of technological innovation. In view of this, the Company will continue its strategic transformation into a broadband communications and multimedia services provider in 2008. It will also persevere in its pursuit of licenses for mobile services and IPTV services, which will pave the way for the Company to become a comprehensive broadband communications and multimedia services provider, based on the quadruple-play business model. We believe that the only way to sustain growth and enhance value for our shareholders is to deliver breakthrough innovation, embrace challenge proactively, and drive trends rather than follow them.”

(4)	Financial statements are prepared in accordance with generally accepted accounting principles in Hong Kong.

-END-

China Netcom Announces 2007 Annual Results

About China Netcom
China Netcom Group Corporation (Hong Kong) Limited is a leading broadband and fixed-line communications operator in China. Its service region consists of Beijing Municipality, Tianjin Municipality, Hebei Province, Henan Province, Shandong Province, Liaoning Province, Heilongjiang Province, Jilin Province, Inner Mongolia Autonomous Region and Shanxi Province. The Company provides fixed-line voice, value-added services, broadband and other internet-related services, information and communications technology (ICT), business & data communications services and advertising and media services.

An audio replay of the 2007 annual results presentation will be available at www.china-netcom.com

The annual report for the year ended December 31, 2007 will be published on the website of The Stock Exchange of Hong Kong Limited (www.hkex.com.hk) as well as the website of the Company (www.china-netcom.com). We would also submit the report to the U.S. Securities and Exchange Commission (SEC) on Form 6-K.

For investor and media inquires, please contact:

Qin Shaojuan	Hon Fung
China Netcom Group Corporation (Hong Kong) Limited	Christensen International
Tel： (86-10) 6625-8712	Tel：(852) 2117 0861
Fax： (86-10) 6625-9544	Fax：(852) 2117 0869
E-mail：ir@cnc.cn	E-mail:fhon@ChristensenIR.com

Disclaimer
This press release includes "forward-looking statements". All statements, other than statements of historical facts, that address activities, events or developments that the Company expects or anticipates will or may occur in the future (including but not limited to projections, targets, estimates and business plans) are forward-looking statements. The Company's actual results or developments may differ materially from those indicated by these forward-looking statements as a result of various factors and uncertainties, including but not limited to the level of demand for telecommunications services; competitive forces in more liberalized markets; the effects of tariff reduction initiatives; changes in the regulatory policies and other risks and factors beyond the Company's control. In addition, the Company makes the forward-looking statements referred to herein as of today and undertakes no obligation to update these statements.

Document 2

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
中 國 網 通 集 團 (香 港) 有 限 公 司
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 906)

Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting of China Netcom Group Corporation (Hong Kong) Limited (the “Company”) will be held on 22 May 2008 at 3:00 p.m. in The Ballroom, Island Shangri-la, Hong Kong for the following purposes:

As Ordinary Business:

1.	To receive and consider the financial statements for the year ended 31 December 2007 and the Reports of the Directors and the Auditors.

2.	To declare a final dividend for the year ended 31 December 2007.

3.	To elect Directors.

4.	To re-appoint Auditors and authorise the Directors to fix their remuneration.

And as Special Business, to consider and, if thought fit, to pass the following as ordinary resolutions:

ORDINARY RESOLUTIONS
5.	“THAT:

(a)
subject to paragraph (b) below, the exercise by the Directors during the Relevant Period of all the powers of the Company to purchase shares of US$0.04 each in the capital of the Company including any form of depositary receipt representing the right to receive such shares (“Shares”) be and is hereby generally and unconditionally approved;

(b)
the aggregate nominal amount of Shares which may be purchased on The Stock Exchange of Hong Kong Limited or any other stock exchange on which securities of the Company may be listed and which is recognised for this purpose by the Securities and Futures Commission of Hong Kong and The Stock Exchange of Hong Kong Limited pursuant to the approval in paragraph (a) above shall not exceed or represent more than 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly;

(c)	for the purpose of this Resolution “Relevant Period” means the period from the passing of this Resolution until whichever is the earlier of:

(1)	the conclusion of the next annual general meeting of the Company;

(2)	the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(3)	the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company at a general meeting.”

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6.
“THAT a general mandate be and is hereby unconditionally given to the Directors to exercise full powers of the Company to allot, issue and deal with additional shares in the Company (including the making and granting of offers, agreements and options which might require shares to be allotted, whether during the continuance of such mandate or thereafter) provided that, otherwise than pursuant to (i) a rights issue where shares are offered to shareholders on a fixed record date in proportion to their then holdings of shares; (ii) the exercise of options granted under any share option scheme adopted by the Company; or (iii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend in accordance with the Articles of Association of the Company, the aggregate nominal amount of the shares allotted shall not exceed the aggregate of:

(a)	20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, plus

(b)
(if the Directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of the share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution).

Such mandate shall expire at the earlier of:

(1)	the conclusion of the next annual general meeting of the Company;

(2)	the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(3)	the date of any revocation or variation of the mandate given under this Resolution by an ordinary resolution of the shareholders of the Company at a general meeting.”

7.
“THAT the Directors be and they are hereby authorised to exercise the powers of the Company referred to in the resolution set out in item 6 in the notice of this meeting in respect of the share capital of the Company referred to in paragraph (b) of such resolution.”

By Order of the Board China Netcom Group Corporation (Hong Kong) Limited Huo Haifeng Mok Kam Wan Joint Company Secretaries

Hong Kong, 7 April 2008

Notes:

1.	Any member entitled to attend and vote at the above Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote in his stead. A proxy need not be a member of the Company.

2.
In order to be valid, a form of proxy together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be deposited at the Company’s registered office at Room 6701, The Center, 99 Queen’s Road Central, Hong Kong at least 48 hours before the time for holding the above Meeting. Completion and return of a form of proxy will not preclude a member from attending and voting in person if he is subsequently able to be present.

3.
The Board of Directors has recommended a final dividend for the year ended 31 December 2007 of HK$0.592 per share and, if such dividend is declared by the members passing Resolution 2, it is expected to be paid on or about 12 June 2008 to those shareholders whose names appear on the Company’s register of members on 22 May 2008.

4.
The register of members of the Company will be closed from 19 May 2008 to 22 May 2008 (both days inclusive), during which period no transfer of shares in the Company will be effected. In order to qualify for the proposed final dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s registrar, Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, not later than 4:30 p.m. on 16 May 2008.

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5.
Concerning Resolution 5 above, the Directors wish to state that they will exercise the powers conferred thereby to repurchase shares of the Company in circumstances which they deem appropriate for the benefit of the shareholders. The Explanatory Statement containing the information necessary to enable the shareholders to make an informed decision on whether to vote for or against the resolution to approve the repurchase by the Company of its own shares, as required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited will be set out in a separate letter from the Company to be enclosed with the 2007 Annual Report.

As at the date of this announcement, the board of directors of the Company comprises Mr. Zhang Chunjiang, Mr. Zuo Xunsheng, Ms. Li Jianguo, Mr. Zhang Xiaotie and Mr. Li Fushen as executive directors, Mr. Yan Yixun, Mr. Cesareo Alierta Izuel and Mr. José María Álvarez-Pallete as non-executive directors and Mr. John Lawson Thornton, Mr. Victor Cha Mou Zing, Dr. Qian Yingyi, Mr. Hou Ziqiang and Mr. Timpson Chung Shui Ming as independent non-executive directors.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

By  /s/ Huo Haifeng

By  /s/ Mok Kam Wan

Name:   Huo Haifeng and Mok Kam Wan

Title:      Joint Company Secretaries

Date: April 4, 2008